FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	Quarterly Earnings Report published Oct. 31, 2007 (English)

2.	Earnings published in local newspaper on Oct. 31, 2007 (Spanish, in real terms)

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Gonzalo Romero A.
Name: Gonzalo Romero A.
Title: General Counsel
Date: Nov. 8, 2007

3

Banco Santander Chile Announces Nine Month and Third Quarter 2007 Earnings

•	In 3Q 2007 net income increased 5.9% QoQ and 6.6% YoY, totaling Ch$85,196 million (Ch$0.45 per share and US$0.92/ADR). ROAE reached 26.1% in 3Q 2007.

•	Record core revenues up 19.2% QoQ and 30.9% YoY in 3Q 2007. Net operating income up 18.8% QoQ and 24.5% YoY in 3Q 2007. These results were partially offset by lower non-operating results.

•
Net interest income increases 22.7% QoQ and 34.2% YoY. Net interest margin reaches a record level of 6.2%, up 100 basis points QoQ, as the better asset and liability mix and higher inflation enhances margins.

•	Total loans increased 2.1% QoQ and 12.1% YoY. Retail lending expanded 4.2% QoQ and 15.9% YoY, reflecting the Bank’s focus on profitability.

•	Fee income rises 5.6% QoQ and 17.8% YoY driven by a rise in the client base, product usage and higher asset management fees.

•
Solid growth of client base and distribution network. The total number of clients increased 15.2% YoY to 2.7 million. Market share in checking accounts reached 27.8% increasing 110 basis points in the past twelve months.

•	Efficiency ratio reached a record low level of 34.7% in 3Q 2007.

•	Coverage of past due loans reached 197%. Provision expenses stabilizing, increasing 1.8% QoQ and 26.8% YoY.

•
Net income increased 5.9% in 9M 2007 compared to 9M 2006 and totaled Ch$237,872 million (Ch$1.26/share and US$2.56/ADR). Growth was led by a 21.0% increase in core revenues. The Bank’s ROAE in this period reached 25.1% in 9M 2007, the highest among the top banks in Chile. The efficiency ratio improved to 36.1% in 9M 2007 compared to 36.6% in the same period of 2006, the best among Chile’s top banks.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Santiago, Chile, October 31, 2007. Banco Santander Chile (NYSE: SAN) announced today its unaudited results for the nine month period ended September 30, 2007 and the third quarter of 2007. These results are reported on a consolidated basis in accordance with Chilean GAAP1,2 in nominal Chilean pesos.

In the third quarter of 2007, net income totaled Ch$85,196 million (Ch$0.45 per share and US$0.92/ADR), increasing 5.9% compared to 2Q 2007 (from now on QoQ) and 6.6% compared to 3Q 2006 (from now on YoY). Core revenues (net interest income and fees) increased 19.2% QoQ and 30.9% YoY, as the Bank continued to show strong results in its retail banking business and a continued focus on maximizing profitability. Net operating income increased 18.8% QoQ and 24.5% YoY.

Strong growth of core revenues and net operating income
(Core revenues* and net operating income**, Ch$ million)

* Core revenues: Net interest income + fees

** Net operating income: Core revenues + net results from financial transactions + other operating income, net +   operating expenses

In the quarter, the Bank continued to focus on increasing margins and profitability by incrementing profitability targets in various business segments and re-pricing the loan book. As a consequence, Net interest income adjusted for inflation hedge increased 22.7% QoQ and 34.2% YoY driven by solid margin expansion, the higher growth of retail lending activities and the positive evolution of non-interest bearing liabilities.

[1]
Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

[2]	The exchange rate used for translating Ch$ to US$ was Ch$511.72 per US$ dollar. All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

In 3Q 2007 the net interest margin reached a record level of 6.2%, increasing 100 basis points QoQ and 150 basis points YoY. Total loans increased 2.1% QoQ and 12.1% YoY. Retail lending expanded 4.2% QoQ and 15.9% YoY.

During the quarter inflation jumped well-above market expectations fuelling a rise in short-term interest rates, while long-term rates descended. The overnight reference rate set by the Central Bank was increased 75 basis points to 5.75% during the quarter. In light of this scenario, the Bank proactively improved its funding mix. Despite the increase in short-term rates, time deposits declined and non-interest bearing liabilities remained flat in the quarter. The ratio of average non-interest bearing liabilities to interest earning asset reached 24.5% in 3Q 2007 compared to 21.0% in 3Q 2006. This rise in non-interest bearing liabilities counterbalances the negative impact of rising rates on funding costs. Time deposits decreased 1.0% QoQ, despite rising short-term rates. The Bank issued Ch$233,399 million (US$456 million) in long-term local senior bonds in the quarter to replace time deposits. These bonds were used to increase the duration of liabilities in light of rising short-term rates and falling long-term real rates.

Net fee income increased 5.6% QoQ and 17.8% YoY in 3Q 2007. The Bank continues to expand its client base, cross-selling and product usage, especially in retail banking along with positive results from asset management. The total number of clients increased 15.2% YoY to 2.7 million. This rise in client base has been driven by the growth in our retail checking account base. The total number of retail clients with a checking account has increased 15.4% YoY in 3Q 2007. Market share in checking accounts reached 27.8% as of August 2007, the latest figure available, compared to 26.7% as of August 2006. In this 12 month period, Santander opened 49.6% of all new accounts opened in the Chilean market.

In 3Q 2007, the Bank’s net provision expenses increased 1.8% QoQ and 26.8% YoY. This rise was mainly due to an increase in net provisions in retail banking in line with loan growth in this business segment. As a consequence of the strengthening of the Bank credit policies and processes, the Bank continues to display sound asset quality indicators. Coverage of past due loans reached 197% at September 2007. The past due loan ratio as of September 30, 2007 reached 0.88%. The expected loan loss ratio (reserves for loan losses over total loans) remained steady at 1.73% compared to 1.68% in 2Q 2007.

The Bank set a new record in terms of efficiency. The efficiency ratio reached 34.7% in 3Q 2007. Operating expenses increased 6.9% QoQ and 18.4% YoY in 3Q 2007. This rise was mainly due to higher expenses related to expansion of the distribution network and client base.

Positive operating trends in the quarter were partially offset by a 75.3% QoQ and 171.7% YoY increase in the loss from price level restatement in 3Q 2007 and a 78.7% QoQ and 84.8% YoY decrease in non-operating income in the same period.

Net income increased 5.9% in the nine month period ended September 30, 2007 (hereinafter 9M 2007) compared to the nine-month period ended September 30, 2006 (hereinafter 9M 2006) and totaled Ch$237,872 million (Ch$1.26/share and US$2.56/ADR). Growth was led by a 21.0% increase in core revenues. The Bank’s ROAE in this period reached 25.1% in 9M 2007, the highest among the top banks in Chile. The efficiency ratio improved to 36.1% in 9M 2007 compared to 36.6% in the same period of 2006. Santander has the best efficiency ratio among the top banks in Chile.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile	Quarter			Change %
(Ch$ million)	3Q 2007	2Q 2007	3Q 2006	3Q 07/ 3Q 06	3Q / 2Q 2007
Net interest income	242,755	192,163	176,217	37.8%	26.3%
Inflation hedge	(19,620)	(10,380)	(9,968)	96.8%	89.0%
Adjusted net interest income	223,135	181,783	166,249	34.2%	22.7%
Fees and income from services	49,762	47,107	42,247	17.8%	5.6%
Core revenues	272,897	228,890	208,496	30.9%	19.2%
Total provisions, net of recoveries	(46,010)	(45,214)	(36,277)	26.8%	1.8%
Operating expenses	(89,612)	(83,818)	(75,680)	18.4%	6.9%
Net operating income	122,983	103,479	98,763	24.5%	18.8%
Non-operating income, net	982	4,603	6,460	(84.8%)	(78.7%)
Net income	85,196	80,487	79,934	6.6%	5.9%
Net income/share (Ch$)	0.45	0.43	0.42	6.6%	5.9%
Net income/ADR (US$)[1]	0.92	0.84	0.82	12.1%	9.1%
Total loans	12,800,321	12,541,155	11,417,738	12.1%	2.1%
Customer funds	12,796,548	12,569,958	10,995,427	16.4%	1.8%
Shareholders’ equity	1,348,162	1,228,053	1,187,137	13.6%	9.8%
Net interest margin	6.8%	5.5%	5.0%
Adjusted net interest margin[2]	6.2%	5.2%	4.7%
Efficiency ratio	34.7%	36.0%	35.9%
Return on average equity[3]	26.1%	25.8%	27.5%
PDL / Total loans	0.88%	0.84%	0.78%
Coverage ratio of PDLs	197.2%	199.8%	181.0%
Expected loss[4]	1.73%	1.68%	1.41%
BIS ratio	12.5%	13.0%	12.8%
Branches[5]	425	417	368
ATMs	1,808	1,744	1,479
Employees	9,057	8,913	8,029

1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.

2.	Net interest margin adjusted for the results of inflation hedging

3.	Annualized Quarterly Earnings / Average Equity.

4.	Reserve for loan losses / Total loans on a consolidated basis.

5.	Includes SuperCaja branches inaugurated in 4Q 2006.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

INTEREST EARNING ASSETS

Strong focus on profitability

Interest Earning Assets	Quarter ended,			% Change
(Ch$ million)	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 2007/2006	Sept. / June 2007
Consumer loans	1,944,579	1,889,268	1,692,432	14.9%	2.9%
Residential mortgage loans*	3,154,667	3,024,742	2,662,434	18.5%	4.3%
Commercial loans	4,333,120	4,221,007	4,082,361	6.1%	2.7%
Commercial mortgage loans**	146,566	155,827	202,261	(27.5%)	(5.9%)
Foreign trade loans	853,479	663,313	656,171	30.1%	28.7%
Leasing	836,268	810,598	754,572	10.8%	3.2%
Factoring	208,916	175,780	157,967	32.3%	18.9%
Other outstanding loans	32,389	29,425	22,605	43.3%	10.1%
Contingent loans	996,156	1,115,134	963,463	3.4%	(10.7%)
Interbank loans	182,051	350,393	134,609	35.2%	(48.0%)
Past due loans	112,130	105,668	88,863	26.2%	6.1%
Total loans	12,800,321	12,541,155	11,417,738	12.1%	2.1%
Total financial investments	1,653,462	1,374,164	1,289,269	28.2%	20.3%
Total interest-earning assets	14,453,783	13,915,319	12,707,007	13.7%	3.9%

*
Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).

**	Includes general purpose mortgage loans backed by mortgage bonds (letra de crédito fines generales) and other commercial mortgage loans (préstamos hipotecarios endosables para fines generales).

In 3Q 2007, the Bank remained steadily focused on expanding the loan portfolio in those areas that contribute to expanding ROEs. Total loans increased 2.1% QoQ and 12.1% YoY. Consumer loans expanded 2.9% QoQ and 14.9% YoY. Residential mortgage lending increased 4.3% QoQ and 18.5% YoY. Commercial loans increased 2.7% QoQ and 6.1% YoY led by an increase in lending to Small and Mid-sized companies (SMEs) in line with our focus on profitability. This was also reflected in the growth of leasing and factoring operations that are mainly driven by the SME and middle market segments.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

In the past three years, Santander Chile has continuously outperformed the market in the growth of net interest income, reflecting our focus on profitability over market share per se.

Source: Superintendency of Banks of Chile, unconsolidated figures.

Loans by business segment*	Quarter ended,			% Change
(Ch$ million)	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 2007/2006	Sept. / June 2007
Total loans to individuals	5,576,602	5,376,224	4,866,924	14.6%	3.7%
SMEs	2,013,521	1,905,480	1,681,803	19.7%	5.7%
Total retail lending	7,590,123	7,281,704	6,548,727	15.9%	4.2%
Institutional lending	198,446	191,410	196,322	1.1%	3.7%
Middle-Market & Real estate	2,355,899	2,302,678	2,324,796	1.3%	2.3%
Corporate	1,452,592	1,280,267	1,237,508	17.4%	13.5%

*Excludes contingent loans and interbank loans

Retail lending expanded 4.2% QoQ and 15.9% YoY. In the quarter, the Bank focused on strengthening margins in this segment, which had some impact on growth rates, especially in consumer loans, but improved net interest income (See Net Interest Income).

Loans to individuals increased 3.7% QoQ and 14.6% YoY driven mainly by residential mortgage loans. The Bank has been working strongly throughout the year on developing a retail banking model that gives sustainable and adequate profitability to shareholders in the short and long-term. Lending to individuals continues to be a strategic priority for the Bank. The modifications introduced in the pricing and risk models should permit the Bank to grow at a healthy rate and strong margins.

Loan growth to SMEs remained steady increasing 5.7% QoQ and 19.7% YoY. This retail segment experienced strong growth in high yielding leasing and factoring operations. Spreads in this segment have remained strong (6%-7%) and the positive evolution of consumption and investment has pushed demand for loans in this segment.

Lending to the middle market segment increased 2.3% QoQ and 1.3% YoY. Spreads of new loans in this segment have been under pressure and the Bank avoided renewing some loan operations at unattractive returns.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Loans in corporate banking increased 13.5% QoQ and 17.4% YoY. This rise was mainly due to the growth in foreign trade loans. Foreign trade loans are somewhat volatile on a quarter to quarter basis in this segment, as a few customers concentrate a large percentage of total exports.

CUSTOMER FUNDS

Funding mix improves. Increasing duration of liabilities as short-term rates rise.

Funding	Quarter ended,			Change %
(Ch$ million)	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 2007/2006	Sept. / June 2007
Non-interest bearing deposits	2,656,047	2,649,259	2,274,546	16.8%	0.3%
Time deposits and savings accounts	7,273,063	7,343,069	6,816,812	6.7%	(1.0%)
Total customer deposits	9,929,110	9,992,328	9,091,358	9.2%	(0.6%)
Mutual funds	2,867,438	2,577,630	1,904,069	50.6%	11.2%
Total customer funds	12,796,548	12,569,958	10,995,427	16.4%	1.8%

Total customer funds increased 1.8% QoQ and 16.4% YoY. During the quarter inflation jumped well-above market expectations fuelling a rise in short-term interest rates. The overnight reference rate set by the Central Bank was increased 75 basis points to 5.75% during the quarter. Despite rising rates, time deposits decreased 1.0% QoQ. The Bank issued Ch$233,399 million (US$456 million) in local senior bonds in the quarter. Despite international liquidity concerns, the Chilean market remains highly liquid, permitting the Bank to issue aggressively in the local market at attractive spreads. These bonds were used to increase the duration of liabilities in light of rising short-term rates and falling long-term rates. This reflects the Bank’s proactive management of its balance sheet in order to maximize margins and profitability. Demand for these bonds was 1.5x greater than supply, reflecting the high demand for good quality fixed income instruments in the period. Santander has the best risk ratings for any private issuer in Latin America.

Long-term funding	Quarter ended,			Change %
(Ch$ million)	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 2007/2006	Sept. / June 2007
Bond	980,497	747,098	559,165	75.4%	31.2%
Sub-bonds	440,598	477,041	490,974	(10.3%)	(7.6%)
Total	1,421,095	1,224,139	1,050,139	35.3%	16.1%

Non-interest bearing liabilities increased 0.3% QoQ and 16.8% YoY. The average balance of non-interest bearing checking accounts increased 0.8% QoQ and 22.1% YoY. The positive performance of checking account balances reflects our strong growth in checking account holders and cash-management has fuelled growth in this line item. This also helps to minimize the negative impact of rising rates on funding costs, as the yield on checking accounts rises with rate hikes.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Total quarterly average non-interest bearing demand deposits	Quarter ended,			Change %
(Ch$ million)	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 2007/2006	Sept. / June 2007
Total	2,203,374	2,185,216	1,805,267	22.1%	0.8%

Assets under management in the Bank’s mutual fund subsidiary increased 11.2% QoQ and 50.6% YoY. Despite market turmoil in August, the Chilean equity market rapidly recovered, fuelling growth of mutual funds under management.

NET INTEREST INCOME

Record net interest margin driven by improved asset mix and higher inflation

Net Interest Income	Quarter			Change %
(Ch$ million)	3Q 2007	2Q 2007	3Q 2006	3Q 07/ 3Q 06	3Q / 2Q 2007
Net interest income	242,755	192,163	176,217	37.8%	26.3%
Inflation hedge [1]	(19,620)	(10,380)	(9,968)	96.8%	89.0%
Adjusted net interest income[1]	223,135	181,783	166,249	34.2%	22.7%
Average interest-earning assets	14,342,826	14,001,833	14,162,135	1.3%	2.4%
Average loans	12,213,946	12,043,872	10,984,330	11.2%	1.4%
Net interest margin [2]	6.8%	5.5%	5.0%
Adjusted Net interest margin [1,2]	6.2%	5.2%	4.7%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	24.5%	24.5%	21.0%
Quarterly inflation rate [3]	2.98%	1.00%	1.38%
Avg. overnight interbank rate (nominal)	5.45%	5.08%	5.24%
Avg. 10 year Central Bank yield (real)	3.08%	2.90%	3.13%

1.
The Bank hedges part of its UF gap (UF = Unidad de Fomento, an inflation indexed currency) with derivatives. The result of this hedge is included in the net gain from trading and mark-to-market. The UF gap results from the Bank’s assets denominated in UF funded through deposits denominated in nominal pesos and free funds. The adjusted net interest income and margin is net of the results of this hedge.

2.	Annualized

3.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net interest income in 3Q 2007 increased 26.3% QoQ and 37.8% YoY. Adjusting for the results of inflation hedging, net interest income increased 22.7% QoQ and 34.2% YoY. In 3Q 2007 the adjusted net interest margin reached a record level of 6.2%, increasing 100 basis points QoQ and 150 basis points YoY. Among the various reasons for this solid performance, the following points are worth mentioning:

Higher inflation. Inflation reached 3.0% in 3Q 2007, boosting net interest income and margins. The Bank has a more assets than liabilities denominated in Unidades de Fomento (UF, an inflation-indexed currency). The UF gap results from the Bank’s assets denominated in UF funded through deposits denominated in nominal pesos and free funds. This positive gap is, in part, hedged with peso/UF derivatives, the results of which are recognized in the net gains from financial transactions. The Bank hedges this gap in order to maintain interest rate risk below internal and regulatory limits. The positive effects of higher inflation are also partially offset by the loss from price level restatement. Going forward, if inflation decelerates, this should negatively affect net interest income compared to 3Q 2007 levels.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Rising net interest margins*

* Net interest margin adjusted for inflation hedging

Improved asset mix and the constant focus of adequately allocating capital to the most productive uses. In 3Q 2007 interest earning assets increased 1.3% YoY, while average loans increased 11.2% in the same period. The yield on average consumer loans increased 133 bp to 23.2% and the average volume of consumer loans increased 18.8%. The average volume of commercial and other loans increased 10.1% YoY and the yield earned on these loans increased 336 bp. As a result, loan yields were up 318 bp. YoY, reaching 14.7%. This reflects the strategic focus on improving the asset and pricing mix of the loan portfolio.

3Q 2007 vs. 3Q 2006	Avg. balance (Ch$mn)	YoY chg. (%)	Yield* (%)	Chg. yield (bp)
Loans	12,213,946	11.2%	14.7%	+318
Consumer loans	1,683,360	18.8%	23.2%	+133
Commercial & other loans	10,530,585	10.1%	13.3%	+336
Total avg. interest earning assets	14,342,826	1.3%	14.0%	+396

* Interest income annualized / average volume

Improved funding mix. During the quarter, the rise in inflation expectations pushed short-term rates upward. The average overnight interbank rate increased from 5.08% in 2Q 2007 to 5.45% in 3Q 2007. This placed pressure on the Bank’s margins by increasing funding costs. As mentioned above, the Bank issued long-term bonds in the local market to counterbalance rising funding costs. At the same time, the ratio of average non-interest bearing liabilities to interest earning asset reached 24.5% in 3Q 2007 compared to 21.0% in 3Q 2007. As short-term rates rise, the yield obtained over non-interest bearing deposits and capital increases.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

PROVISION FOR LOAN LOSSES

Provision expense stable QoQ. Coverage ratio reaches 197%

Provision for loan losses	Quarter			Change %
(Ch$ million)	3Q 2007	2Q 2007	3Q 2006	3Q 07/ 3Q 06	3Q / 2Q 2007
Provisions	(11,143)	(11,556)	(14,178)	(21.4%)	(3.6%)
Charge-offs	(49,465)	(47,965)	(34,168)	44.8%	3.1%
Gross provisions and charge-offs	(60,608)	(59,521)	(48,346)	25.4%	1.8%
Loan loss recoveries	14,598	14,307	12,069	21.0%	2.0%
Net provisions	(46,010)	(45,214)	(36,277)	26.8%	1.8%
Total loans	12,800,321	12,541,155	11,417,738	12.1%	2.1%
Total reserves (RLL)	221,070	211,113	160,879	37.4%	4.7%
Past due loans** (PDL)	112,130	105,668	88,863	26.2%	6.1%
Gross provision expense / loans***	1.89%	1.90%	1.69%
Net provision expense / loans ***	1.44%	1.44%	1.27%
PDL/Total loans	0.88%	0.84%	0.78%
Expected loss (RLL / loans)	1.73%	1.68%	1.41%
RLL / Past due loans	197.2%	199.8%	181.0%

*  See text and footnote 3

** Past due loans: installments or credit lines more than 90 days overdue

***  Annualized

In 3Q 2007, the Bank’s net provisions expenses increased 1.8% QoQ and 26.8% YoY. This rise was mainly due to an increase in net provisions in retail banking in line with loan growth in this business segment. As mentioned in previous releases, provisions are expected to increase due to the growth of lending to higher yielding and riskier retail segments.

Net provision expense by segment	Quarter			Change %
(Ch$ million)	3Q 2007	2Q 2007	3Q 2006	3Q 07/ 3Q 06	3Q / 2Q 2007
Retail banking*	45,324	43,102	36,721	23.4%	5.2%
Middle-market	(303)	1,792	(885)	(65.8%)	—%
Corporate banking	(184)	(32)	(48)	283.3%	475.0%
Leasing subsidiary	(13)	(109)	(355)	(96.3%)	(88.1%)
Total**	44,824	44,753	35,433	26.5%	0.2%

* Includes individuals and SMEs.

** Excludes provisions over repossessed assets

The Bank continues to display sound asset quality indicators as a result of the proactive management of asset quality and the strengthening of credit policies and processes. Coverage of past due loans reached 197% at September 2007. The past due loan ratio as of September 30, 2007 reached 0.88%. Reserves for loan losses over total loans remained steady at 1.73% compared to 1.68% in 2Q 2007. The ratio of net provision expense over total loans remained steady QoQ at 1.4% in 3Q 2007.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

FEE INCOME

Growth in distribution network, client base and product usage boosts fee income

Fee income	Quarter			Change %
(Ch$ million)	3Q 2007	2Q 2007	3Q 2006	3Q 07/ 3Q 06	3Q / 2Q 2007
Checking accounts*	16,011	13,822	13,638	17.4%	15.8%
Adm. & collection of insurance policies	6,492	7,644	5,141	26.3%	(15.1%)
Mutual fund services	8,162	7,145	4,974	64.1%	14.2%
Credit cards	5,727	5,046	4,910	16.6%	13.5%
Automatic teller cards	4,172	3,959	3,646	14.4%	5.4%
Insurance brokerage	2,891	3,027	3,353	(13.8%)	(4.5%)
Stock brokerage	1,888	1,920	349	441.0%	(1.7%)
Other product and services	4,419	4,544	6,236	(29.1%)	(2.8%)
Total fee income, net	49,762	47,107	42,247	17.8%	5.6%
Fees / operating expense	55.5%	56.2%	55.8%

*Includes lines of credit

Net fee income increased 5.6% QoQ and 17.8% YoY in 3Q 2007. The Bank continues to expand its client base, cross-selling and product usage, especially in retail banking along with positive results from asset management. The total number of clients increased 15.2% YoY to 2.7 million. The Bank continues to invest in expanding its distribution network. As of September 2007, the Bank’s distribution network totaled 425 branches and 1,808 ATMs, increasing 15.5% and 22.2% YoY, respectively. 1/3 of the Bank’s branches have been opened in the last three years.

Investing to sustain growth momentum in retail banking

* Including Santander SuperCaja offices

A greater amount of clients with checking accounts coupled with continuous improvements in client service has led to better cross selling ratios. The amount of middle/upper income individual clients that are cross-sold (a client with a checking account and that uses at least three other products) increased 19.7% YoY as of September 2007. In Santander Banefe, the amount of cross-sold clients (clients that uses at least 2 or more other products) rose 20.2% YoY as of September 2007.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

This rise in client base has been driven by the growth in our retail checking account base. Market share in checking accounts reached 27.8% as of August 2007, the latest figure available, compared to 26.7% as of August 2006. In this 12 month period, the Bank’s opened 49.6% of all new account opened in the Chilean market. As a result, in 3Q 2007 fees from checking accounts increased 17.4% YoY and 15.8% QoQ.

Credit card fees increased 16.6% QoQ and 13.5% YoY in 3Q 2007. According to information published by Transbank, the industry’s credit card processor, as of September 2007 purchases with Santander credit cards in monetary terms were growing 16.4% YoY in real terms compared to 15.6% for the market. Market share in terms of purchases reached 35.5% as of September 2007 compared to 35.3% as of September 2006.

Asset management has been an important contributor to fee income in 2007. Fees from mutual fund management increased 14.2% QoQ and 64.1% YoY in 3Q 2007. Assets under management totaled Ch$2,867,438 million and increased 11.2% QoQ and 50.6% YoY, fuelling asset management fee growth.

ATM fees increased 5.4% QoQ and 14.4% YoY in line with the expansion of the Bank’s ATM network. As of September 2007, the Bank had a total of 1,808 ATMs, the largest network in Chile, which represents a 22.2% YoY increase. An extensive ATM network is key to this process.

Insurance brokerage fees decreased 4.5% QoQ and 13.8% YoY in 3Q 2007. Fees from the administration and collection of insurance policies increased 15.1% QoQ and 26.3% YoY in the same period. Lower loan growth reduced the growth rate of insurance policies associated with different loan products. This was offset by the continued strength in distributing insurance products and collecting insurance premiums for third parties.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Fees from stock brokerage decreased 1.7% QoQ, but increased 441% YoY in 3Q 2007. In 1Q 2007, the merger between Santiago Corredores de Bolsa Ltda, a subsidiary of the Bank, and Santander Investment S.A. Corredores de Bolsa was completed. The Bank now owns 50.5% of the merged entity.

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio reaches 34.7% in 3Q 2007

Operating Expenses	Quarter			Change %
(Ch$ million)	3Q 2007	2Q 2007	3Q 2006	3Q 07/ 3Q 06	3Q / 2Q 2007
Personnel expenses	45,831	42,879	38,468	19.1%	6.9%
Administrative expenses	31,633	30,354	27,563	14.8%	4.2%
Depreciation and amortization	12,148	10,585	9,650	25.9%	14.8%
Operating expenses	89,612	83,818	75,680	18.4%	6.9%
Efficiency ratio*	34.7%	36.0%	35.9%

* Operating expenses / operating income. Operating income = Net financial income + Net fee income + other operating income, net.

The Bank continues to have a world class efficiency ratio, which reached a record low of 34.7% in 3Q 2007.

In the same period, operating expenses increased 6.9% QoQ and 18.4% YoY. Personnel expenses increased 6.9% QoQ and 19.1% YoY in the same period. Headcount increased 12.8% YoY. This rise is mainly focused in front office positions as the Bank expands its distribution network. Santander SuperCaja and the merger of the stock brokerages also added approximately 200 new employees to headcount. Additionally in the quarter, the spurt in inflation triggered an automatic increase in wages.

The 4.2% QoQ and 14.8% YoY rise in administrative expenses was directly linked to the higher commercial activities and the larger distribution network. The same hold true for depreciation and amortizations.

For the nine-month period ended September 30, 2007, the efficiency ratio reached 36.1% compared to 36.6% in the same period in 2006.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Positive evolution of efficiency ratio*, (%)

*Operating expenses / operating income. Operating income = Net financial income + Net fee income + other operating income, net

GAINS (LOSSES) ON FINANCIAL TRANSACTIONS

Net Result from financial transactions	Quarter			Change %
(Ch$ million)	3Q 2007	2Q 2007	3Q 2006	3Q 07/ 3Q 06	3Q / 2Q 2007
Net gain (loss) from trading and mark-to-market	(64,091)	(628)	(5,056)	1,167.6%	10,105.6%
Foreign exchange transactions, net	42,145	5,167	5,499	666.4%	715.7%
Net results from financial transactions[3]	(21,946)	4,539	443	—%	—%
Inflation hedge *	(19,620)	(10,380)	(9,968)	96.8%	89.0%
Adjusted Gains (losses) on financial transactions*	(2,326)	14,919	10,411	—%	—%
Quarterly inflation rate**	2.98%	1.00%	1.38%
Avg. overnight interbank rate (nominal)	5.45%	5.08%	5.24%
Avg. 10 year Central Bank yield (real)	3.08%	2.90%	3.13%

* The Bank hedges part of its UF gap (UF = Unidad de Fomento, an inflation indexed currency) with derivatives. The result of this hedge is included in the net gain from trading and mark-to-market. The UF gap results from the Bank’s assets denominated in UF funded through deposits denominated in nominal pesos and free funds. The adjusted net interest income and margin is net of the results of this hedge.

** Quarterly variation of the Unidad de Fomento (UF)

In 3Q 2007, the gain on financial transactions totaled a loss of Ch$21,946 million. Of this loss, Ch$19,620 million are directly related to the results from the Bank’s peso/UF hedging produced by the high inflation rate in 3Q 2007 (+2.98%). The Bank maintains long-term assets (mainly financial investments and mortgage loans) that are denominated in UFs (an inflation linked currency) that are funded with deposits that have a shorter duration. In order to keep interest rate risk in line with regulatory limits, the Bank partially hedges this UF gap with derivatives. The results produced by this hedge are recognized in this line item and move inversely with inflation. All-in the Bank benefits from a higher inflation scenario due to the positive gap between assets and liabilities denominated in UFs.

3 For analysis purposes only, we have created the line item: Net results from financial transactions. This is the sum of the net gain (loss) from trading, the mark-to-market of financial investment and derivatives, and foreign exchange transactions. The results recorded in foreign exchange transactions mainly includes the translation gains or losses of assets and liabilities denominated in foreign currency, but does not include the mark-to-market of FX derivatives. As Santander Chile limits its foreign exchange gap, the results recorded in foreign exchange transactions are, for the most part, offset by the mark-to-market of foreign currency forwards. For this reason they are added to the net gains (loss) from trading and mark-to-market, which includes the mark-to-market of FX forwards.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Excluding this effect, the adjusted result from gains and losses from financial transactions totaled a loss of Ch$2,326 million. This was mainly due to a loss of Ch$2,800 million in our market-making and trading business.

OTHER OPERATING INCOME/EXPENSES, OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %
(Ch$ million)	3Q 2007	2Q 2007	3Q 2006	3Q 07/ 3Q 06	3Q / 2Q 2007
Sales force expense	(7,168)	(4,934)	(4,148)	72.8%	45.3%
Other operating expenses, net	(4,798)	(6,364)	(4,040)	18.8%	(24.6%)
Total other operating results, net	(11,966)	(11,298)	(8,188)	46.1%	5.9%

Non-operating income, net	2,507	5,613	6,269	(60.0%)	(55.3%)
Income attributable to investments in other companies	(635)	(728)	219	—%	(12.8%)
Losses attributable to minority interest	(890)	(282)	(28)	3078.6%	215.6%
Total non-operating results, net	982	4,603	6,460	(84.8%)	(78.7%)
Price level restatement	(23,902)	(13,633)	(8,796)	171.7%	75.3%
Quarterly inflation rate**	2.98%	1.00%	1.38%
Income tax	(14,867)	(13,962)	(16,493)	(9.9%)	6.5%

Other operating results, net totaled a loss of Ch$11,966 million, increasing 5.9% QoQ and 46.1% YoY in 3Q 2007. Total sales force expenses reached Ch$7,168 million in 3Q 2007, increasing 45.3% QoQ and 72.8% YoY, reflecting the strong commercial efforts being made in retail banking and a one-time adjustment of approximately Ch$2,000 million charged to our sales force expense in the quarter. Other net operating expenses decreased 24.6% QoQ due to a Ch$624 million increase in gains from the sale of repossessed assets that totaled Ch$1,370 million in 3Q 2007. The 18.8% YoY increment in other net operating expenses was mainly due to higher customer service expenses and expenses relating to the promotion of our credit card business.

Non-operating income, net totaled a gain of Ch$982 million in 3Q 2007 compared to a gain of Ch$4,603 million in 2Q 2007 and a gain of Ch$6,460 million in 3Q 2006. This difference is mainly due to the lower gains from the reversal of non-credit related contingencies in 3Q 2007 compared to prior periods. These contingencies are mainly related to non-credit risks, including non-specific contingencies, tax contingencies, legal contingencies and other impairments.

Price level restatement in the quarter totaled a loss of Ch$23,902 million. The Bank must adjust its capital and fixed assets for the variations in price levels. When inflation is positive, the Bank records a loss from price restatement, since the Bank's capital is larger than fixed assets. The inflation rate of +2.98% in 3Q 2007 compared to +1.00% in 2Q 2007 and +1.38% in 3Q 2006, explains the higher loss in this line item compared to previous periods.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROAE in 3Q 2007 reaches 26.1% with a solid BIS ratio of 12.5%

Shareholders’ equity	Quarter ended			Change %
(Ch$ million)	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 2007/2006	Sept. / June 2007
Capital	1,114,163	1,079,822	965,615	15.4%	3.2%
Unrealized gain (loss) available for sale portfolio	(3,873)	(4,445)	(3,191)	21.4%	(12.9%)
Total capital and reserves	1,110,290	1,075,377	962,424	15.4%	3.2%
Net Income	237,872	152,676	224,713	5.9%	55.8%
Total shareholders’ equity	1,348,162	1,228,053	1,187,137	13.6%	9.8%
Return on average equity (ROAE)	26.1%	25.8%	27.5%

Shareholders’ equity totaled Ch$1,110,290 million (US$2,635 million) as of September 30, 2007. The Bank’s ROAE in 3Q 2007, reached 26.1% and 25.1% in 9M 2007. The Bank’s BIS ratio as of September 30, 2007 was 12.5% with a Tier I ratio of 9.0%. The decline in Tier II QoQ was mainly due to the translation loss produced by the 3% appreciation of the peso in the quarter, which reduced the balance of the Bank’s subordinated bonds denominated in US dollars.

Capital Adequacy	Quarter ended			Change %
(Ch$ million)	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 2007/2006	Sept. / June 2007
Tier I	1,110,290	1,075,377	962,484	15.4%	3.2%
Tier II	440,432	467,469	458,406	(3.9%)	(5.8%)
Regulatory capital	1,550,722	1,542,846	1,420,890	9.1%	0.5%
Risk weighted assets	12,364,773	11,851,230	11,068,534	11.7%	4.3%
Tier I ratio	9.0%	9.1%	8.7%
BIS ratio	12.5%	13.0%	12.8%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendence of Banks for September 2007, Banco Santander Chile was the largest bank in Chile in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies with an A rating from Standard and Poor’s, A+ by Fitch and an A2 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.71% of Banco Santander Chile.

Santander (SAN.MC, STD.N) is the largest bank in the euro zone by market capitalization and seventh in the world by profit. Founded in 1857, Santander has EUR 885,603 million in assets and EUR 1,071,815 million in managed funds, 69 million customers, 11,092 branches and a presence in 40 countries. It is the largest financial group in Spain and Latin America, and is the sixth largest bank in the United Kingdom, through its Abbey subsidiary, and is the third largest banking group in Portugal. Through Santander Consumer Finance, it also operates a leading consumer finance business in 12 European countries (Germany, Italy and Spain, among others) and the United States. In the first half 2007, Santander registered €4,458 million in net attributable profits, an increase of 39% from the previous year.

In Latin America, Santander manages over US$200 billion in business volumes (loans, deposits, mutual funds, pension funds and managed funds) through 4,481 offices. In the first half 2007, Santander reported $1,807 million in net attributable income in Latin America, 28% higher than the prior year.

CONTACT INFORMATION

Robert Moreno
Manager

Investor Relations Department
Banco Santander Chile
Bandera 140 Piso 19,
Santiago,
Chile

Tel: (562) 320-8284
Fax: (562) 671-6554
New Email: rmorenoh@santander.cl
Website: www.santander.cl

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

BANCO SANTANDER - CHILE, AND SUBSIDIARIES UNAUDITED CONSOLIDATED BALANCE SHEETS (In millions of nominal Chilean pesos)

	30-Sep	30-Sep	30-Jun	30-Sep	% Change	% Change
	2007	2007	2007	2006	Sept. 2007 / 2006	Sept. / June 2007
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
ASSETS

Cash and due from banks
Noninterest bearing	1,265,217	647,437	740,303	716,085	(9.6%)	(12.5%)
Interbank deposits-interest bearing	440,565	225,446	291,332	307,289	(26.6%)	(22.6%)
Total cash and due from banks	1,705,782	872,883	1,031,635	1,023,373	(14.7%)	(15.4%)

Financial investments
Trading	1,576,600	806,778	669,060	671,975	20.1%	20.6%
Available for sale	1,577,996	807,492	673,992	602,872	33.9%	19.8%
Held to maturity	0	0	0	0	--%	--%
Investment collateral under agreements to repurchase	76,589	39,192	31,112	14,422	171.7%	26.0%
Total financial investments	3,231,185	1,653,462	1,374,164	1,289,269	28.2%	20.3%

Loans, net
Commercial loans	8,467,756	4,333,120	4,221,007	4,082,361	6.1%	2.7%
Consumer loans	3,800,084	1,944,579	1,889,268	1,692,432	14.9%	2.9%
Mortgage loans (Financed with mortgage bonds)	797,495	408,094	429,819	525,963	(22.4%)	(5.1%)
Foreign trade loans	1,667,863	853,479	663,313	656,171	30.1%	28.7%
Interbank loans	355,763	182,051	350,393	134,609	35.2%	(48.0%)
Leasing	1,634,230	836,268	810,598	754,572	10.8%	3.2%
Other outstanding loans	6,125,311	3,134,444	2,955,955	2,519,305	24.4%	6.0%
Past due loans	219,124	112,130	105,668	88,863	26.2%	6.1%
Contingent loans	1,946,682	996,156	1,115,134	963,463	3.4%	(10.7%)
Reserves	(432,014)	(221,070)	(211,113)	(160,879)	37.4%	4.7%
Total loans, net	24,582,294	12,579,251	12,330,042	11,256,859	11.7%	2.0%

Derivatives	1,143,201	584,999	419,417	305,641	91.4%	39.5%

Other assets
Bank premises and equipment	467,148	239,049	226,927	222,441	7.5%	5.3%
Foreclosed assets	26,708	13,667	11,222	14,373	(4.9%)	21.8%
Investments in other companies	96,029	49,140	5,707	6,941	607.9%	761.0%
Assets to be leased	11,426	5,847	40,271	23,619	(75.2%)	(85.5%)
Other	1,479,841	757,264	773,696	483,377	56.7%	(2.1%)
Total other assets	2,081,152	1,064,967	1,057,823	750,751	41.9%	0.7%

TOTAL ASSETS	32,743,614	16,755,562	16,213,081	14,625,894	14.6%	3.3%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES UNAUDITED CONSOLIDATED BALANCE SHEETS (In millions of nominal Chilean pesos)

	30-Sep	30-Sep	30-Jun	30-Sep	% Change	% Change
	2007	2007	2007	2006	Sept. 2007 / 2006	Sept. / June 2007
LIABILITIES AND SHAREHOLDERS' EQUITY	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions

Deposits

Current accounts	3,356,597	1,717,638	1,721,326	1,487,518	15.5%	(0.2%)
Bankers drafts and other deposits	1,833,833	938,409	927,933	787,028	19.2%	1.1%
Total non-interest bearing deposits	5,190,430	2,656,047	2,649,259	2,274,546	16.8%	0.3%

Savings accounts and time deposits	14,212,974	7,273,063	7,343,069	6,816,812	6.7%	(1.0%)
Total deposits	19,403,404	9,929,110	9,992,328	9,091,358	9.2%	(0.6%)

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	8,112	4,151	4,307	5,487	(24.3%)	(3.6%)
Other Banco Central borrowings	525,866	269,096	102,145	184,147	46.1%	163.4%
Total Banco Central borrowings	533,978	273,247	106,452	189,634	44.1%	156.7%

Investments sold under agreements to repurchase	240,934	123,291	158,899	73,434	67.9%	(22.4%)

Mortgage finance bonds	924,887	473,283	484,368	560,334	(15.5%)	(2.3%)

Other borrowings
Bonds	1,916,081	980,497	747,098	559,165	75.4%	31.2%
Subordinated bonds	861,014	440,598	477,041	490,974	(10.3%)	(7.6%)
Borrowings from domestic financial institutions	9,423	4,822	0	3,777	--%	--%
Foreign borrowings	2,313,302	1,183,763	1,164,200	924,776	28.0%	1.7%
Other obligations	232,295	118,870	52,409	43,235	174.9%	126.8%
Total other borrowings	5,332,115	2,728,550	2,440,748	2,021,926	34.9%	11.8%
Total other interest bearing liabilities	7,031,914	3,598,371	3,190,467	2,845,328	26.5%	12.8%

Derivatives	1,111,117	568,581	365,167	307,621	84.8%	55.7%

Other liabilities
Contingent liabilities	1,948,837	997,259	1,116,959	964,924	3.4%	(10.7%)
Other	576,031	294,766	302,219	228,038	29.3%	(2.5%)
Minority interest	37,741	19,313	17,888	1,489	1196.7%	8.0%
Total other liabilities	2,562,609	1,311,338	1,437,066	1,194,451	9.8%	(8.7%)

Shareholders' equity
Capital and reserves	2,169,722	1,110,290	1,075,377	962,424	15.4%	3.2%
Income for the year	464,848	237,872	152,676	224,713	5.9%	55.8%
Total shareholders' equity	2,634,570	1,348,162	1,228,053	1,187,137	13.6%	9.8%
TOTAL LIABILITIES AND
SHAREHOLDER'S EQUITY	32,743,614	16,755,562	16,213,081	14,625,894	14.6%	3.3%

BANCO SANTANDER CHILE QUARTERLY INCOME STATEMENTS Million of nominal Chilean pesos

	IIIQ 2007	IIIQ 2007	IIQ 2007	IIIQ 2006	% Change	% Change
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions	IIIQ 2007/2006	IIIQ / IIQ 2007
Interest income and expense
Interest income	985,549	504,325	380,183	356,538	41.5%	32.7%
Interest expense	(511,158)	(261,570)	(188,020)	(180,320)	45.1%	39.1%
Net interest income	474,390	242,755	192,163	176,217	37.8%	26.3%
Provision for loan losses	(89,912)	(46,010)	(45,214)	(36,277)	26.8%	1.8%
Fees and income from services
Fees and other services income	118,924	60,856	57,641	50,458	20.6%	5.6%
Other services expense	(21,680)	(11,094)	(10,534)	(8,211)	35.1%	5.3%
Total fee income	97,245	49,762	47,107	42,247	17.8%	5.6%
Net results from financial transactions
Net gain (loss) from trading and mark-to-market	(125,246)	(64,091)	(628)	(5,056)	1167.6%	10105.6%
Foreign exchange transactions,net	82,359	42,145	5,167	5,499	666.4%	715.7%
Net results from financial transactions	(42,887)	(21,946)	4,539	443	--%	--%
Other operating income, net
Other operating income, net	(23,384)	(11,966)	(11,298)	(8,188)	46.1%	5.9%
Operating expenses
Personnel salaries and expenses	(89,563)	(45,831)	(42,879)	(38,468)	19.1%	6.9%
Administrative and other expenses	(61,817)	(31,633)	(30,354)	(27,563)	14.8%	4.2%
Depreciation and amortization	(23,740)	(12,148)	(10,585)	(9,650)	25.9%	14.8%
Total operating expenses	(175,119)	(89,612)	(83,818)	(75,680)	18.4%	6.9%
Other income and expenses
Nonoperating income, net	4,899	2,507	5,613	6,269	(60.0%)	(55.3%)
Income attributable to investments in other companies	(1,241)	(635)	(728)	219	--%	(12.8%)
Losses attributable to minority interest	(1,739)	(890)	(282)	(28)	3078.6%	215.6%
Total other income and expenses, net	1,919	982	4,603	6,460	(84.8%)	(78.7%)
Gain (loss) from price-level restatement	(46,709)	(23,902)	(13,633)	(8,796)	171.7%	75.3%
Income before income taxes	195,542	100,063	94,449	96,427	3.8%	5.9%
Income taxes	(29,053)	(14,867)	(13,962)	(16,493)	(9.9%)	6.5%
Net income	166,489	85,196	80,487	79,934	6.6%	5.9%

BANCO SANTANDER CHILE NINE MONTH INCOME STATEMENT Million of nominal Chilean pesos

	9M 2007	9M 2007	9M 2006	% Change
	US$ thousands	Ch$ millions	Ch$ millions	2007/2006
Interest income and expense
Interest income	2,291,927	1,172,825	915,323	28.1%
Interest expense	(1,137,369)	(582,015)	(439,967)	32.3%
Net interest income	1,154,557	590,810	475,356	24.3%
Provision for loan losses	(249,266)	(127,555)	(83,508)	52.7%
Fees and income from services
Fees and other services income	339,770	173,867	146,416	18.7%
Other services expense	(62,316)	(31,889)	(26,072)	22.3%
Total fee income	277,454	141,979	120,344	18.0%
Net results from financial transactions
Net gain (loss) from trading and mark-to-market	(96,199)	(49,227)	77,543	(163.5%)
Foreign exchange transactions,net	82,174	42,050	(44,248)	(195.0%)
Net result from financial transactions	(14,024)	(7,177)	33,295	--%
Other operating income, net
Other operating income, net	(66,054)	(33,801)	(25,091)	34.7%
Operating expenses
Personnel salaries and expenses	(246,959)	(126,374)	(111,605)	13.2%
Administrative and other expenses	(177,032)	(90,591)	(81,005)	11.8%
Depreciation and amortization	(63,639)	(32,566)	(28,614)	13.8%
Total operating expenses	(487,630)	(249,530)	(221,224)	12.8%
Other income and expenses
Nonoperating income, net	17,919	9,170	(13,268)	(169.1%)
Income attributable to investments in other companies	(2,401)	(1,229)	868	(241.6%)
Losses attributable to minority interest	(3,344)	(1,711)	(112)	1427.9%
Total other income and expenses	12,174	6,230	(12,512)	(149.8%)
Gain (loss) from price-level restatement	(77,550)	(39,684)	(16,263)	144.0%
Income before income taxes	549,660	281,272	270,397	4.0%
Income taxes	(84,812)	(43,400)	(45,684)	(5.0%)
Net income	464,848	237,872	224,713	5.9%

BANCO SANTANDER CHILE AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS -2006-2007 Ch$ million nominal pesos

	2006				2007
	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
	Reclassified
ASSETS

CASH AND DUE FROM BANKS
Noninterest bearing	346,360	855,315	716,085	947,741	410,617	740,303	647,437
Interbank deposit-interest bearing	969,594	731,049	307,289	144,666	605,586	291,332	225,446
Total cash and due from banks	1,315,954	1,586,364	1,023,373	1,092,407	1,016,203	1,031,635	872,883

FINANCIAL INVESTMENTS
Trading	844,288	839,973	671,975	639,461	790,234	669,060	806,778
Available for sale	561,962	543,136	602,872	345,108	360,745	673,992	807,492
Held to maturity	0	0	0	0	0	0	0
Investments purchased under agreements to resell	33,036	181,925	14,422	30,807	46,692	31,112	39,192
Total financial investments	1,439,286	1,565,034	1,289,269	1,015,376	1,197,671	1,374,164	1,653,462

LOANS,NET
Commercial loans	3,958,263	4,006,219	4,082,361	4,048,221	4,172,835	4,221,007	4,333,120
Consumer loans	1,480,355	1,590,374	1,692,432	1,800,507	1,869,318	1,889,268	1,944,579
Mortgage loans (Financed with mortgage bonds)	585,309	555,077	525,963	485,849	456,482	429,819	408,094
Foreign trade loans	589,509	671,886	656,171	741,776	869,615	663,313	853,479
Interbank loans	195,798	146,725	134,609	151,491	168,554	350,393	182,051
Leasing	694,733	720,424	754,572	764,408	787,287	810,598	836,268
Other outstanding loans	2,199,034	2,343,218	2,519,305	2,681,461	2,775,762	2,955,955	3,134,444
Past due loans	100,382	88,559	88,863	92,559	97,937	105,668	112,130
Contingent loans	933,590	1,030,589	963,463	1,022,687	1,010,376	1,115,134	996,156
Reserve for loan losses	(149,112)	(147,582)	(160,879)	(174,064)	(200,021)	(211,113)	(221,070)
Total loans, net	10,587,861	11,005,488	11,256,859	11,614,895	12,008,146	12,330,042	12,579,251

DERIVATIVES	305,712	325,163	305,641	372,688	377,628	419,417	584,999

OTHER ASSETS
Bank premises and equipment	219,510	221,255	222,441	231,360	222,228	226,927	239,049
Foreclosed assets	13,815	12,778	14,373	15,775	12,641	11,222	13,667
Investments in other companies	6,600	6,642	6,941	6,654	7,026	5,707	49,140
Assets to be leased	24,263	20,754	23,619	30,293	27,572	40,271	5,847
Other	557,395	463,448	483,377	463,991	664,310	773,696	757,264
Total other assets	821,582	724,877	750,751	748,072	933,777	1,057,823	1,064,967

TOTAL ASSETS	14,470,395	15,206,926	14,625,894	14,843,439	15,533,424	16,213,081	16,755,562

BANCO SANTANDER CHILE AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS -2006-2007 Ch$ million nominal pesos

	2006				2007
	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
	Reclassified
LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS
Noninterest bearing
Current accounts	1,481,426	1,572,712	1,487,518	1,663,414	1,676,370	1,721,326	1,717,638
Bankers´ drafts and other deposits	736,502	794,842	787,028	819,583	867,199	927,933	938,409
	2,217,928	2,367,553	2,274,546	2,482,997	2,543,569	2,649,259	2,656,047

Savings accounts and time deposits	6,264,072	6,645,164	6,816,812	6,909,335	7,280,989	7,343,069	7,273,063
Total deposits	8,482,000	9,012,717	9,091,358	9,392,332	9,824,557	9,992,328	9,929,110

OTHER INTEREST BEARING LIABILITIES
Chilean Central Bank borrowings
Credit lines for renegotiations of loans	6,120	5,752	5,487	5,080	4,605	4,307	4,151
Other Central Bank borrowings	124,311	166,067	184,147	134,417	237,241	102,145	269,096
Total Central Bank borrowings	130,431	171,819	189,634	139,497	241,846	106,452	273,247

Investments sold under agreements to repurchase	96,447	149,641	73,434	19,929	167,280	158,899	123,291

Mortgage finance bonds	621,469	592,837	560,334	530,206	509,697	484,368	473,283

Other borrowings
Bonds	448,214	562,778	559,165	565,653	562,285	747,098	980,497
Subordinated bonds	390,756	390,984	490,974	490,416	491,133	477,041	440,598
Borrowings from domestic financial institutions	0	3,590	3,777	0	0	0	4,822
Foreign borrowings	1,547,899	1,637,251	924,776	812,267	615,930	1,164,200	1,183,763
Other obligations	47,421	53,338	43,235	64,193	70,047	52,409	118,870
Total other borrowings	2,434,290	2,647,940	2,021,926	1,932,529	1,739,394	2,440,748	2,728,550
Total other interest bearing liabilities	3,282,637	3,562,237	2,845,328	2,622,161	2,658,217	3,190,467	3,598,371

DERIVATIVES	277,760	289,098	307,621	355,922	375,290	365,167	568,581

OTHER LIABILITIES
Contingent liabilities	934,634	1,031,766	964,924	1,024,048	1,012,880	1,116,959	997,259
Other	340,261	224,683	228,038	202,115	327,831	302,219	294,766
Minority interest	1,518	1,442	1,489	1,522	17,464	17,888	19,313
Total other liabilities	1,276,413	1,257,890	1,194,451	1,227,685	1,358,175	1,437,066	1,311,338

SHAREHOLDERS' EQUITY
Capital and reserves	1,087,152	940,206	962,424	959,757	1,244,996	1,075,377	1,110,290
Income for the period	64,434	144,779	224,713	285,582	72,189	152,676	237,872
Total shareholders' equity	1,151,586	1,084,985	1,187,137	1,245,339	1,317,185	1,228,053	1,348,162

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	14,470,395	15,206,926	14,625,894	14,843,439	15,533,424	16,213,081	16,755,562

BANCO SANTANDER CHILE AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS -2006-2007 Ch$ million nominal pesos

	2006				2007
	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
	Reclassified
CONSOLIDADTE INCOME STATEMENT

INTEREST REVENUE AND EXPENSE
Interest revenue	217,595	341,190	356,538	253,529	288,317	380,183	504,325
Interest expense	(91,706)	(167,941)	(180,320)	(116,630)	(132,425)	(188,020)	(261,570)
Net interest revenue	125,889	173,249	176,217	136,899	155,892	192,163	242,755
PROVISIONS FOR LOAN LOSSES	(25,471)	(21,760)	(36,277)	(39,514)	(36,331)	(45,214)	(46,010)
FEES AND INCOME FROM SERVICES
Fees and other services income	46,540	49,418	50,458	51,910	55,370	57,641	60,856
Other services expenses	(8,210)	(9,651)	(8,211)	(9,705)	(10,261)	(10,534)	(11,094)
Total fees and income from services, net.	38,330	39,767	42,247	42,205	45,109	47,107	49,762
NET RESULTS FROM FINANCIAL TRANSACTIONS
Net gains from trading and brokerage activities	43,308	39,291	(5,056)	22,772	15,492	(628)	(64,091)
Foreign exchange transactions, net	(19,997)	(29,750)	5,499	(4,460)	(5,262)	5,167	42,145
Net results from financial transactions	23,311	9,541	443	18,312	10,230	4,539	(21,946)
OTHER OPERATING INCOME
Other operating income (loss), net	(7,770)	(9,133)	(8,188)	(7,869)	(10,537)	(11,298)	(11,966)
OPERATING EXPENSES
Personnel salaries and expenses	(34,005)	(39,132)	(38,468)	(48,118)	(37,664)	(42,879)	(45,831)
Administrative and other expenses	(25,836)	(27,607)	(27,563)	(29,943)	(28,604)	(30,354)	(31,633)
Depreciation and amortization	(9,076)	(9,888)	(9,650)	(10,000)	(9,833)	(10,585)	(12,148)
Total operating expenses	(68,917)	(76,626)	(75,680)	(88,061)	(76,101)	(83,818)	(89,612)
OTHER INCOME AND EXPENSES
Non-operating income (loss), net	(11,017)	(8,522)	6,269	9,055	1,051	5,613	2,507
Income attributable to investments in other companies	240	409	219	(82)	134	(728)	(635)
Losse s atributable to Minority interest	(65)	(20)	(28)	(41)	(540)	(282)	(890)
Total other income and expenses	(10,842)	(8,132)	6,460	8,932	645	4,603	982
LOSS FROM PRICE-LEVEL RESTATEMENT	2,781	(10,247)	(8,796)	2,480	(2,149)	(13,633)	(23,902)
INCOME BEFORE INCOME TAXES	77,311	96,658	96,427	73,384	86,758	94,449	100,063
Income taxes	(12,877)	(16,314)	(16,493)	(12,516)	(14,569)	(13,962)	(14,867)
NET INCOME	64,434	80,345	79,934	60,868	72,189	80,487	85,196

BANCO SANTANDER CHILE AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS -2006-2007 Ch$ million nominal pesos

	2006				2007
	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
	Reclassified
Appendix

Net interest income	125,889	173,249	176,217	136,899	155,892	192,163	242,755	0
Inflation hedge	1,527	(7,488)	(9,968)	3,030	(1,445)	(10,380)	(19,620)	0
Adjusted net interest income	127,416	165,761	166,249	139,929	154,447	181,783	223,135
Fee income	38,330	39,767	42,247	42,205	45,109	47,107	49,762	0
Core revenues	165,746	205,528	208,496	182,134	199,556	228,890	272,897	0
Gross operating income	154,289	191,664	174,443	150,033	164,363	187,297	212,595	0
Net operating income	85,373	115,038	98,763	61,972	88,262	103,479	122,983	0

Net income per share (Ch$)	0.34	0.43	0.42	0.32	0.38	0.43	0.45
Net income per ADR (US$)	0.67	0.81	0.82	0.63	0.74	0.84	0.92

Profitability & Efficiency
Net interest margin	3.9%	5.0%	5.0%	4.0%	4.4%	5.5%	6.8%
Adjusted net interest margin	3.9%	4.8%	4.7%	4.1%	4.6%	5.2%	6.2%
Efficiency ratio	38.3%	35.9%	35.9%	46.5%	37.9%	36.0%	34.7%
Return on average equity	22.8%	28.7%	27.5%	18.3%	22.4%	25.8%	26.1%

Asset Quality
PDL / total loans	0.93%	0.79%	0.78%	0.79%	0.80%	0.84%	0.88%
Coverage ratio	148.5%	166.6%	181.0%	188.1%	204.2%	199.8%	197.2%

Capitalization
BIS ratio	14.3%	12.2%	12.8%	12.6%	14.6%	13.0%	12.5%

Network
Branches	361	367	368	397	410	417	425
ATMS	1,395	1,443	1,479	1,588	1,635	1,744	1,808
Employees	7,583	7,782	8,029	8,184	8,691	8,913	9,057

Market information (period-end)
Stock price	22.1	20.8	23.5	24.8	25.9	25.2	24.8
ADR price	43.6	40.3	45.3	48.2	49.9	49.5	50.6
Market capitalization (US$mn)	7,908	7,317	8,207	8,735	9,045	8,985	9,172
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate**	-0.33%	1.00%	1.38%	-0.35%	0.20%	1.00%	2.98%
Exchange rate (Ch/US$) (period-end)	527.7	547.31	538.22	534.43	539.37	527.46	511.72

Santander

BANCO SANTANDER CHILE Y SUS FILIALES

ESTADOS DE SITUACION CONSOLIDADOS

ACTIVOS	Al 30 de Septiembre de 2007 $ (Millones)	Al 30 de Septiembre de 2006 $ (Millones)
DISPONIBLE	872.882,3	1.071.267,3
COLOCACIONES:		
Préstamos comerciales	4.333.120,0	4.273.415,6
Préstamos para comercio exterior	853.479,2	686.879,5
Préstamos de consumo	1.944.578,7	1.771.637,8
Colocaciones en letras de crédito	408.094,2	550.578,1
Contratos de leasing	836.268,3	789.885,7
Colocaciones contingentes	996.155,6	1.008.563,0
Otras colocaciones vigentes	3.134.444,0	2.637.208,0
Cartera vencida	112.129,9	93.021,6
Total colocaciones	12.618.269,9	11.811.179,3
Menos: Provisiones sobre colocaciones	(221.069,8)	(168.407,6)
Total colocaciones netas	12.397.200,1	11.642.771,7
OTRAS OPERACIONES DE CREDITO:		
Préstamos a instituciones financieras	182.050,9	140.908,9
Créditos por intermediación de documentos	39.191,8	15.097,1
Total otras operaciones de crédito	221.242,7	156.006,0
INSTRUMENTOS PARA NEGOCIACION	806.778,3	703.423,4
INSTRUMENTOS DE INVERSION		
Disponibles para la venta	807.492,4	631.086,6
Hasta el vencimiento	-,-	-,-
Total instrumentos de inversión	807.492,4	631.086,6
CONTRATOS DE DERIVADOS FINANCIEROS	584.999,4	319.945,2
OTROS ACTIVOS	820.070,8	545.768,3
ACTIVO FIJO :		
Activo fijo físico	239.049,1	232.851,3
Inversiones en sociedades	5.846,6	7.266,3
Total activo fijo	244.895,7	240.117,6
TOTAL ACTIVOS	16.755.561,7	15.310.386,1

PASIVOS Y PATRIMONIO	Al 30 de Septiembre de 2007 $ (Millones)	Al 30 de Septiembre de 2006 $ (Millones)
PASIVOS		
CAPTACIONES Y OTRAS OBLIGACIONES:		
Acreedores en cuentas corrientes	1.717.638,1	1.557.134,2
Depósitos y captaciones	7.331.993,5	7.188.769,6
Otras obligaciones a la vista o a plazo	879.478,0	770.929,5
Obligaciones por intermediación de documentos	123.291,2	78.870,4
Obligaciones por letras de crédito	473.282,6	586.557,4
Obligaciones contingentes	997.258,8	1.010.082,1
Total captaciones y otras obligaciones	11.522.942,2	11.190.343,2
OBLIGACIONES POR BONOS:		
Bonos corrientes	980.497,2	585.333,9
Bonos subordinados	440.597,6	513.951,4
Total obligaciones por bonos	1.421.094,8	1.099.285,3
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:		
Líneas de crédito Bco. Central de Chile para reprogramaciones	4.150,9	5.743,5
Otras obligaciones con el Banco Central de Chile	269.096,3	192.765,4
Préstamos de instituciones financieras del país	4.822,1	3.954,0
Obligaciones con el exterior	1.183.762,8	968.055,1
Otras obligaciones	118.870,2	45.258,0
Total préstamos de entidades financieras	1.580.702,3	1.215.776,0
CONTRATOS DE DERIVADOS FINANCIEROS	568.580,5	322.017,5
OTROS PASIVOS	294.767,1	238.710,3
Total pasivos	15.388.086,9	14.066.132,3
INTERES MINORITARIO	19.312,5	1.559,1
PATRIMONIO NETO:		
Capital y reservas	1.114.162,7	1.010.805,5
Otras cuentas patrimoniales	(3.872,6)	(3.339,9)
Utilidad del ejercicio	237.872,2	235.229,1
Total patrimonio neto	1.348.162,3	1.242.694,7
TOTAL PASIVOS Y PATRIMONIO	16.755.561,7	15.310.386,1

ESTADOS DE RESULTADOS CONSOLIDADOS

Por los períodos comprendidos entre el 1° de Enero y el 30 de Septiembre de 2007

RESULTADOS	2007 $ (Millones)	2006 $ (Millones)
RESULTADOS OPERACIONALES:		
Ingresos por intereses y reajustes	1.172.824,7	958.159,9
Utilidad por diferencias de precio	37.181,3	120.622,7
Ingresos por comisiones	173.867,1	153.268,1
Utilidad de cambio neta	42.050,2	-,-
Otros ingresos de operación	5.859,6	3.676,3
Total ingresos de operación	1.431.782,9	1.236.727,0
MENOS:		
Gastos por intereses y reajustes	(582.014,6)	(480.557,9)
Pérdida por diferencias de precio	(86.408,1)	(39.450,8)
Gastos por comisiones	(31.888,5)	(27.291,9)
Pérdida de cambio neta	-,-	(46.318,9)
Otros gastos de operación	(39.661,0)	(29.941,8)
Margen bruto	691.810,7	632.165,7
Remuneraciones y gastos del personal	(126.373,8)	(116.826,0)
Gastos de administración y otros	(90.590,8)	(84.798,0)
Depreciaciones y amortizaciones	(32.565,5)	(29.952,6)
Margen neto	442.280,6	400.589,1
Provisiones por activos riesgosos	(127.554,6)	(87.415,7)
Resultado operacional	314.726,0	313.173,4

	2007 $ (Millones)	2006 $ (Millones)
RESULTADOS NO OPERACIONALES:		
Ingresos no operacionales	15.988,8	10.602,8
Gastos no operacionales	(8.819,0)	(24.492,7)
Utilidad por inversiones en sociedades	(1.228,8)	908,6
Corrección monetaria	(39.683,7)	(17.023,7)
Resultado antes de impuesto	282.983,3	283.168,4
Provisión para impuesto	(43.399,9)	(47.821,7)
Resultado después de impuesto	239.583,4	235.346,7
Interés minoritario	(1.711,2)	(117,6)
UTILIDAD DEL EJERCICIO	237.872,2	235.229,1

ROBERTO JARA CABELLO
Gerente de Contabilidad

OSCAR VON CHRISMAR CARVAJAL
Gerente General